Mail Stop 4561

July 11, 2008

Roman Gregorig
Vice President and Principal Financial Officer
Superfund Capital Management, Inc.
Otway Building
P.O. Box 1479
Grand Anse
St. George's, Grendada
West Indies

Re: Superfund Gold, L.P.
Registration Statement on Form S-1
Registration No. 333-151632
Filed June 13, 2008

Dear Mr. Gregorig:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us with a complete copy of any sales materials that includes all illustrations and other inserts in the form you expect to distribute to investors. We may have further comment after we receive your materials.

2.   Please revise your filing to include the disclosure required by Item 103 of Regulation S-K as applicable to the General Partner of the Fund.

Prospectus Cover Page

3.   Please provide the red-herring information required by Item 501(b)(10) of Regulation S-K or confirm to us that you will not use the prospectus prior to the effective date.

4.   Please revise to clearly state that the actual price per unit in the initial offering will not be determined until after investors have submitted their subscriptions, thus investors will not know the actual price at the time they make their investment decision in the initial offering. Disclose on the cover page the price of gold as of the most recent date practicable. Also, provide a risk factor addressing the uncertainty with respect to the purchase price in the initial offering.

Breakeven Analysis, page 5

5.   Please explain footnote (1) further. For instance, if the General Partner can earn a performance fee during a break-even or losing year, why is it reasonable not to include a performance fee in the breakeven analysis?

Subscription Procedure, page 7

6.   Please disclose when investors will be notified whether their subscriptions have been accepted or rejected. Please indicate whether there is a time limit on your ability to accept or reject a subscription. Finally, please disclose when subscription payments must be received for investors to be eligible to be part of the fund on the first day of the month.

The Risks You Face, page 9

7.   Please revise your risk factor subheadings so that they indicate the specific risk you are describing. Currently, nearly all of the subheadings merely state a fact with no reference to the associated risk.

8.   Please add a risk factor regarding the continuing liability of limited partners for liabilities incurred after redemption notice but prior to the redemption date.

9.   Please add a risk factor discussing the risks posed to investors as a result of this being a "best efforts" offering with no minimum amount of offering proceeds required to initiate trading.

The Fund is Subject to Conflicts of Interest, page 13

10.   Please revise this risk factor to highlight each of the conflicts of interest discussed beginning on page 21, including a discussion of the actual risk posed by such conflicts to an investor in the Fund.

Superfund Capital Management, Inc.

Trading Strategy, page 16

11.   Please provide a more detailed description of your strategy for establishing and maintaining a position in gold. Explain what you mean by a "dollar for dollar" gold position and how you will measure the gold position each month. Also, discuss how you will allocate offering proceeds between your position in gold and your position in other futures and currency forward markets.

12.   Please revise to disclose the expected leverage ratio for the Series A and the Series B portfolios. Also, provide a general discussion of the impact of leverage on each series.

Past Performance of Superfund Capital Management, Inc., page 18

13.   We note your disclosure that the General Partner is the general partner and sole trading advisor to Quadriga Superfund, L.P. We also note your disclosure on page 21 that the General Partner acts as general partner to other commodity pools and that the principals of the General Partner are involved with affiliates of the General Partner that serve as trading advisors to other commodity pools. Please provide the prior performance information for all funds directed by the General Partner and all funds that utilize or have utilized the Superfund trading system.

14.   Please revise the tables on page 18 to explain what is represented by the percentage amounts for the years 2008 – 2003.

The General Partner, page 21

15.   Please disclose the names of any commodity pools for which Superfund Capital Management, Inc. is the commodity pool operator and/or commodity pool trading advisor. Also, please disclose the name of the funds for which the principals of Superfund Capital Management, Inc., or companies they are involved with, act as trading advisors.

16.   We note your disclosure in the last paragraph on page 21 that the General Partner and/or its principals may trade on their own account. Please explain the specific potential harm to an investor of such activities.

Superfund Asset Management, Inc.

17.   In addition to noting that Superfund Asset Management, Inc. is an affiliate of the General
        Partner, please specifically disclose that Superfund Asset Management, Inc. is owned
        100% by the same person that has full ownership of the General Partner.

The Clearing Brokers, page 22

18.   Please give specific examples of the conflicts discussed in this paragraph and their
        potential harm to an investor in the Fund.

The Selling Agents, page 22

19.   Please explain the potential harm to an investor in the Fund stemming from the conflicts
        discussed in this paragraph.

The Clearing Brokers; The Introducing Broker; Administration, page 26

20.   Please limit your disclosure of the various legal proceedings to material legal proceedings
        that are currently pending. We note that you have included numerous matters that have
        been resolved.

Redemptions, page 33

21.   Please clarify whether the conditions that would cause a delay in redemption payments
        are specified in the partnership agreement or whether the decision is within the sole
        discretion of the General Partner or some other person. If redemption payments are
        delayed, please disclose how you will determine which requests are paid and which ones
        are deferred until a later period. Also, please disclose whether the General Partner can
        deny a redemption request for any reason and disclose the reasons.

Item 16. Exhibits and Financial Statement Schedules, page II-1

22.   Please file all required exhibits as promptly as possible. If you are not in a position to file
        your tax opinion with the next amendment, please provide a draft copy for us to review.

Exhibit 5.1

23.   Refer to clause (iv) of the paragraph stating counsel's opinion. It appears that the
        assumption relates to factual information that can be confirmed by counsel before issuing
        the opinion. Please provide a revised opinion that omits this assumption or tell us why it
        is appropriate.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Howard Efron at (202) 551-3439 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Byron Cooper at (202) 551-3473, or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Daniel F. Spies (*via fax*)